Exhibit 99.1

PERDIGÃO S.A.

A Publicly Held Company
CNPJ/MF nr. 01,838,723/0001-27

ANNOUNCEMENT OF A RELEVANT FACT

Pursuant to the Official Letter /CVM/SEP/SER/Nr 90/2006 dated 07.18.2006 and in addition to the relevant fact we disclosure on 07.18.06, we inform the shareholders composition of the shareholders that sent us written manifestations refusing the value of the tender offer, according to the notice of tender offer issued by the offeror on  07.17.06:

Shareholders	% of the social capital

PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil	15.72%
PETROS—Fundação Petrobrás de Seguridade Social	11.72%
Fundação Telebrás de Seguridade Social—SISTEL	6.43%
Fundação de Assistência e Previdência Social do BNDES—FAPES	4.59%
VALIA—Fundação Vale do Rio Doce de Seguridade Social	4.15%
REAL GRANDEZA—Fundação de Previdência e Assistência Social	3.55%
Fundo de Investimentos em Títulos e Valores Mobiliários LIBRIUM	2.17%
PREVI-BANERJ Caixa de Previdência dos Funcionários do Sistema Banerj	1.50%
Perdigão Sociedade de Previdência Privada—PSPP	0.11%
Weg Participações e Serviços S.A.	5.45%

Total	55.38%

Attached are the written manifestations received from our shareholders [omitted].

São Paulo, July 19, 2006

Wang Wei Chang
Chief Financial Officer